Exhibit 99.1
Azure Power’s Rights Issue Open for Subscription
Ebene, January 7, 2022: Azure Power Global Limited (NYSE: AZRE), leading independent sustainable energy solutions provider in India, announced today that its rights offering opened today for subscription to raise proceeds of up to $249,938,599. Pursuant to the rights offering, each shareholder of the Company will receive one non-transferable subscription right (a “Right”) for each equity share, par value $0.000625 per share (an “Equity Share”) held as of 5:00 p.m., Eastern Time, on January 6, 2022 (the “Record Date”). The rights offering will remain open until 5:00 pm Eastern Time on January 24, 2022, unless extended by the Company. The rights offering will be made only by means of a prospectus, and this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Company’s securities.
About Azure Power
Azure Power (NYSE: AZRE) is a leading independent sustainable energy solutions provider in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor, and operator of utility scale renewable projects since its inception. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.
Investor Contact
ir@azurepower.com
Media Contact:
pr@azurepower.com